Prudential World Fund, Inc.
Prudential Jennison Emerging Markets Equity Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of October, 2015, between Prudential World Fund, Inc. (World Fund), on behalf of its series, Prudential Jennison Emerging Markets Equity Fund, and Prudential Investments LLC (the Manager).

WHEREAS World Fund and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which World Fund compensates the Manager for the services provided by the Manager to Prudential Jennison Emerging Markets Equity Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to Prudential Jennison Emerging Markets Equity Fund:

1.05% up to and including $5 billion of average daily net assets;
1.025% over $5 billion of average daily net assets.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL WORLD FUND, INC.

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Stuart S. Parker
Stuart S. Parker, President